As filed with the Securities and Exchange Commission on August 12, 2003
                                                             File No. 333-105221

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          21ST CENTURY HOLDING COMPANY
             (Exact name of registrant as specified in its charter)


                 Florida                                65-0248866
       (State or other jurisdiction of      (I.R.S. Employer Identification No.)
       incorporation or organization)

           4161 N.W. 5th Street, Plantation, FL 33317, (954) 581-9993
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Edward J. Lawson
                          21st Century Holding Company
                              4161 N.W. 5th Street
                              Plantation, FL 33317
                                 (954) 581-9993
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            A. Jeffry Robinson, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                            Miami Center, Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9400

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                     SUBJECT TO COMPLETION, AUGUST 12, 2003



                                   PROSPECTUS

                         125,000 SHARES OF COMMON STOCK

                          21ST CENTURY HOLDING COMPANY


         This prospectus covers 125,000 shares of our common stock being offered upon the exercise of warrants to purchase common stock at a price of $10.875 per share expiring November 10, 2003, issued to and currently owned by Gilford Securities Incorporated, the managing underwriter of our initial public offering. These warrants may be transferred by Gilford at any time. We will receive proceeds only upon the exercise of the warrants.

         Our common stock is traded on the Nasdaq National Market under the symbol "TCHC." On August 11, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $15.03 per share.


         The shares of common stock offered hereby involve a high degree of risk and should be considered only by such persons capable of bearing the economic risk of such investment. You should carefully consider the "Risks of Investing in Our Shares" section beginning on page 6 of this prospectus.

         You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

         Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.



                The date of this prospectus is August ____, 2003.

                                TABLE OF CONTENTS
                                                                         Page


PROSPECTUS SUMMARY..........................................................1

RISKS OF INVESTING IN OUR SHARES............................................2

NOTE REGARDING FORWARD LOOKING STATEMENTS..................................10

USE OF PROCEEDS............................................................10

LEGAL OPINION..............................................................10

EXPERTS....................................................................10

WHERE YOU CAN FIND MORE INFORMATION........................................11

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................11

INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................12

                               PROSPECTUS SUMMARY

         This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, as discussed in the "Where You Can Find More Information" section of this prospectus.

OVERVIEW


         We are a vertically integrated insurance holding company, which, through our subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. We underwrite personal automobile insurance, homeowners insurance and mobile home property and casualty insurance in the State of Florida through our wholly-owned subsidiaries, Federated National Insurance Company and American Vehicle Insurance Company. During the year ended December 31, 2002, 83.42%, 13.75% and 2.83% of the policies we underwrote were for personal automobile insurance, homeowners' insurance and mobile home property and casualty insurance, respectively. We internally process claims made by our own and third party insureds through our wholly-owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own and third-party insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.

         We market and distribute our own and third-party insurers' products and our other services primarily in Central and South Florida, through a network of 23 agencies owned by Federated Agency Group, Inc., a wholly-owned subsidiary, 42 operating franchised agencies, and approximately 125 independent agents. Through our wholly-owned subsidiary, FedUSA, Inc., we franchise agencies under the FedUSA name. As of December 31, 2002, franchises were granted for 40 FedUSA agencies, of which 34 were operating. We intend to focus our future expansion efforts for our agency network on franchised agencies.

         We offer income tax preparation software and service through Express Tax Service, Inc., an 80% owned subsidiary, as well as franchise opportunities for these services through EXPRESSTAX Franchise Corporation, a wholly-owned subsidiary of Express Tax Service, Inc. As of December 31, 2002, there were 136 EXPRESSTAX franchises granted in nine states.


         We believe that we can be distinguished from our competitors because we generate revenue from substantially all aspects of the insurance underwriting, distribution and claims process. We provide quality service to both our agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business. Using these systems, our agents can access a customer's driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our owned and franchised agencies to be a "one stop" shop for insurance, tax preparation and other services, and will enhance our ability to expand in Florida and to other states.

         Our primary products are standard and nonstandard personal automobile insurance. Of the total premiums we received in 2002, 3.3% were for standard insurance policies and 96.7% were for nonstandard insurance policies. The former is principally provided to insureds who present an average risk profile in terms of payment history, driving record, vehicle and other factors. The latter is principally provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment history, driving record, age, vehicle type or other factors, including market conditions for preferred or standard risks. We believe that industry-wide underwriting standards for standard insurance coverage have become more restrictive, thereby requiring more drivers to seek coverage in the nonstandard automobile insurance market. We believe that these factors have contributed to an increase in the size of the nonstandard personal automobile insurance market.

         We currently underwrite and sell personal automobile insurance only in Florida; however, we intend to expand to other selected states and American Vehicle has applied to obtain a license to underwrite and sell personal automobile insurance in South Carolina and Louisiana. We will select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to receiving prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.


         Our executive offices are located at 4161 N.W. 5th Street, Plantation, Florida and our telephone number is (954) 581-9993.

                        RISKS OF INVESTING IN OUR SHARES


         You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.


RISKS RELATED TO OUR BUSINESS


         OUR REVENUES AND OPERATING PERFORMANCE MAY FLUCTUATE WITH BUSINESS CYCLES IN THE PROPERTY AND CASUALTY INSURANCE INDUSTRY.


         Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a "soft" insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a "hard" insurance market. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are experiencing a "hard" market in our automobile and property sectors. We cannot predict, however, how long these market conditions will persist.

         IF WE ARE UNABLE TO CONTINUE OUR GROWTH BY EXPANDING THE INSURANCE PRODUCTS WE OFFER AND EXPANDING THE MARKETS IN WHICH WE OPERATE, OUR FUTURE FINANCIAL RESULTS MAY SUFFER.

         We have grown rapidly over the last few years. Our future growth will depend on our ability to underwrite and market additional insurance products and programs through our distribution network and our ability to further expand in the Florida market by franchising additional insurance agencies and establishing relationships with additional independent agents. Additionally, our goal is to expand our operations into other states. Whether we are able to accomplish these goals will depend on:

         o        the availability of adequate capital,

         o        our ability to obtain necessary regulatory approvals, and

         o        our ability to maintain our financial strength ratings.

         AVAILABILITY OF CAPITAL. We believe that our company is sufficiently capitalized to operate our business as it now exists. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our recent private placement of $7,500,000 of our senior subordinated notes, and our earnings from operations and investments. Unexpected catastrophic events in our market areas could result in greater claims losses than anticipated, which could require us to limit or halt our growth while redeploying our capital to pay these unanticipated claims.

         REGULATORY APPROVALS. American Vehicle has applied to the State of Alabama for a license to underwrite and sell personal automobile insurance. Although we are unaware at this time of any issues that would prevent American Vehicle from obtaining this license, the state insurance regulator may require additional information, may add conditions to the license that we find unacceptable, or may deny our license application. This would delay or prevent us from operating in that state. If we want to operate in any additional states, we must file similar applications for licenses, which is a time-consuming process that adds to our operating expenses.

         FINANCIAL STRENGTH RATINGS. Third-party ratings agencies assess and rate the ability of insurers to pay its claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer's profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock.

         In 2002, A.M. Best Company assigned Federated National a B rating ("Fair," which is the seventh of 14 rating categories) and American Vehicle a B+ rating ("Very Good," which is the sixth of 14 rating categories). Federated National and American Vehicle are rated "A" ("Unsurpassed," which is first of six ratings) by Demotech, Inc. If our financial condition deteriorates, we may not maintain our ratings. A downgrade or withdrawal of our ratings could severely limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

         ALTHOUGH WE FOLLOW THE INDUSTRY PRACTICE OF REINSURING A PORTION OF OUR RISKS, WE MAY NOT BE ABLE TO SUCCESSFULLY ALLEVIATE RISK THROUGH REINSURANCE ARRANGEMENTS.

         We follow the insurance industry practice of reinsuring a portion of our risks and paying for that protection based upon premiums received on all policies subject to this reinsurance. Our business depends on our ability to transfer or "cede" significant amounts of risk insured by us. Reinsurance makes the assuming reinsurer liable to the extent of the risk ceded. Prevailing market conditions in the property insurance market have limited the availability and increased the cost of reinsurance, which has increased our costs and reduced our profitability. We are also subject to credit risk with respect to our current and future reinsurers, as the ceding of risk to reinsurers does not relieve us of liability to our insureds regarding the portion of the risk that has been reinsured, if the reinsurers fail to pay for any reason. The insolvency of any reinsurers or their inability to pay claims would increase the claims that we must pay, thereby also harming our results of operations.

         Both Federated National and American Vehicle cede approximately 40% of their premiums from automobile insurance policies to Transatlantic Reinsurance Company. Federated National obtains reinsurance for its property insurance policies on the private market in Bermuda and London and through the Florida Hurricane Catastrophe Fund that reinsures Federated National for liabilities resulting from a storm of $5.5 million to $39.0 million in the aggregate.

         OUR INVESTMENT PORTFOLIO MAY SUFFER REDUCED RETURNS OR LOSSES, WHICH WOULD SIGNIFICANTLY REDUCE OUR EARNINGS.

         As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed-maturity investments, mortgage loans and equity securities in order to generate investment income. In 2002, our interest and dividends earned totaled $1.3 million, or 27 % our total net income of $4.6 million.

         We experienced net realized investment losses of $1,369,961 for 2002, $2,911,658 for 2001 and $109,256 for 2000. The net realized losses experienced in 2001 and 2000 were primarily a function of the widely publicized declines in the industrial common stock valuations. As a result of the declines in the equity markets in 2001, we acquired securities in the more conservative and highly rated industrial bond markets in late 2001 and the first half of 2002. During 2002, we incurred a $2,000,000 decline in value of our investment in WorldCom, Inc. bonds. This write down is reflected in the $1,369,961 loss incurred in 2002. We have been experiencing a declining interest rate environment during the past three years. The effect on our bond portfolio of this declining interest rate environment has been to decrease our yields to maturity and the interest income generated accordingly.

         OUR LOSS RESERVES MAY BE INADEQUATE TO COVER OUR ACTUAL LIABILITY FOR LOSSES, AND AS A RESULT OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

         We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expenses, however, may vary significantly from our estimates. For example, after the Company compared its reserve levels to its actual claims for the prior years, the Company increased its liability for loss and loss adjustment expenses by $90,874 for 2002, by $2,568,000 for 2001, and by $1,445,000 for 2000. These increases reflected primarily the Company's loss experience under its personal automobile policies. Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition.

         WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION, WHICH CAN LIMIT OUR GROWTH AND INCREASE OUR EXPENSES, THEREBY REDUCING OUR EARNINGS.

         We are subject to laws and regulations of Florida, our state of domicile, and will be subject to the laws of any state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions upon transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. If we do not comply with the laws and regulations applicable to us, we may be subject to sanctions by the Florida insurance commissioner or monetary penalties. In addition, we may not be able to obtain necessary approvals to expand the types of insurance that we offer.

         WE RELY ON AGENTS, MOST OF WHOM ARE INDEPENDENT AGENTS OR FRANCHISEES, TO WRITE OUR INSURANCE POLICIES, AND IF WE ARE NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS AND FRANCHISEES, OUR REVENUES WOULD BE NEGATIVELY AFFECTED.

         We currently market and distribute Federated National's, American Vehicle's and third-party insurers' products and our other services through a network of 23 agencies that we own, 42 agencies that we franchise to others, and approximately 125 independent agents. Approximately 51% of our insurance products are sold through agents employed by us and franchised agents and approximately 49% of our products are sold through independent agents. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents' business and other franchisors of insurance agencies for franchisees. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

         OUR PRIMARY INSURANCE PRODUCT, NONSTANDARD AUTOMOBILE INSURANCE, HISTORICALLY HAS A HIGHER FREQUENCY OF CLAIMS THAN STANDARD AUTOMOBILE INSURANCE, THEREBY INCREASING OUR POTENTIAL FOR LOSS EXPOSURE BEYOND WHAT WE WOULD BE LIKELY TO EXPERIENCE IF WE OFFERED ONLY STANDARD AUTOMOBILE INSURANCE.

         Nonstandard automobile insurance, which is our primary product, is provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

         FLORIDA'S PERSONAL INJURY PROTECTION INSURANCE STATUTE CONTAINS PROVISIONS THAT FAVOR CLAIMANTS, CAUSING US TO EXPERIENCE A HIGHER FREQUENCY OF CLAIMS THAN MIGHT OTHERWISE BE THE CASE IF WE OPERATED ONLY OUTSIDE OF FLORIDA.

         Florida's personal injury protection insurance statute limits an insurer's ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney's fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida Legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

         OUR BUSINESS STRATEGY IS TO AVOID COMPETITION IN OUR AUTOMOBILE INSURANCE PRODUCTS BASED ON PRICE TO THE EXTENT POSSIBLE. THIS STRATEGY, HOWEVER, MAY RESULT IN THE LOSS OF BUSINESS IN THE SHORT TERM.

         Although our pricing is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. We compete with respect to automobile insurance in Florida with more than 100 companies, including companies of comparable or smaller size, such as U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National, as well as major insurers such as Progressive Casualty Insurance Company. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues. We believe, however, that our strategy of avoiding price competition is best over the long term because it enables us to maintain the prices that we offer in line with our costs.

         WITH OPERATIONS CONCENTRATED IN FLORIDA, WE COULD BE ADVERSELY AFFECTED BY UNPREDICTABLE CATASTROPHIC EVENTS SUCH AS HURRICANES AND TROPICAL STORMS.

         We write insurance policies that cover automobile owners, homeowners and business owners for losses that result from catastrophes. Catastrophe losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company's exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Although we have not experienced significant claims as a result of a recent hurricane or other weather event, the occurrence of a catastrophe in South Florida could substantially harm us by causing claims to exceed our anticipated reserve for losses.

         OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER OF OUR PRINCIPAL SUBSIDIARIES, ARE KEY TO THE STRATEGIC DIRECTION OF OUR COMPANY. IF WE WERE TO LOSE THE SERVICES OF EITHER OF THEM, OUR BUSINESS COULD BE HARMED.

         We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer and president of Federated National, American Vehicle and Assurance MGA. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson's and Mr. Widdicombe's role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

         THE TRADING OF WARRANTS MAY NEGATIVELY AFFECT THE TRADING PRICES OF OUR COMMON STOCK.

         We intend to list certain warrants to be issued in a private offering for trading on the Nasdaq National Market. Each of the warrants to be listed entitles the holder to purchase one-half of one share of our common stock at an exercise price per share determined as of the closing date of the private offering. The trading of the warrants may negatively affect the trading prices of our common stock due to certain potential investment strategies that may be utilized by certain holders of the warrants.

         OUR LARGEST SHAREHOLDERS CONTROL APPROXIMATELY 32% OF THE VOTING POWER OF OUR OUTSTANDING COMMON STOCK, WHICH COULD DISCOURAGE POTENTIAL ACQUIRORS AND PREVENT CHANGES IN MANAGEMENT.

         Edward J. Lawson and Michele V. Lawson beneficially own approximately 32% of our outstanding common stock. As our largest shareholders, and our only shareholders owning more than 10% of our stock, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in management or other changes in our corporate governance that other shareholders may desire.

         WE HAVE AUTHORIZED BUT UNISSUED PREFERRED STOCK, WHICH COULD AFFECT RIGHTS OF HOLDERS OF COMMON STOCK.

         Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

         OUR ARTICLES OF INCORPORATION AND BYLAWS AND FLORIDA LAW MAY DISCOURAGE TAKEOVER ATTEMPTS AND CHANGES IN MANAGEMENT.

         Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may prevent changes in management.

         o Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year.

         o Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

         o Our bylaws require at least 60 days' notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

         In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

         o The Florida Control Share Act provides that shares acquired in a "control share acquisition" will not have voting rights unless the voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

         o The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).


         AS A HOLDING COMPANY, WE DEPEND ON THE EARNINGS OF OUR SUBSIDIARIES AND THEIR ABILITY TO PAY DIVIDENDS TO THE HOLDING COMPANY AS THE PRIMARY SOURCE OF OUR INCOME.

         We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, these payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable under complicated formulas based on the subsidiary's available capital and earnings. Under these formulas, Federated National would be able to pay approximately $200,000 in dividends for the first six months of 2003 and American Vehicle would be able to pay approximately $70,000. Florida law does authorize the Florida insurance commissioner to approve dividends that exceed the formula amounts.

         No dividends were declared or paid by our subsidiaries in 2002, 2001 or 2002. Whether our subsidiaries will be able to pay dividends in 2003 depends on the results of their operations and their expected needs for capital. If our subsidiaries continue to achieve net income at current levels and conditions in the insurance markets remain relatively consistent, then we anticipate that our subsidiaries will begin to pay dividends to our company in 2003.

         Historically, our operations and financing obligations have required approximately $40 million per year. We anticipate that some of our obligations will be met through future dividends from our subsidiaries and the remainder from our existing sources of capital, such as our line of credit. The most likely reason why we would not be able to meet our obligations is if a catastrophic event expected to occur no more often than once in every 100 years were actually to occur and simultaneously, our reinsurance arrangements were to fail. If we need additional sources of capital, we currently expect that we would offer our securities to investors or obtain financing secured by our assets.

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Statements in this prospectus or in documents that are incorporated by reference that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in the prospectus or from time to time in our filings with the SEC.

                                 USE OF PROCEEDS

         We will receive proceeds of $10.875 per share when and if the warrants are exercised. The likelihood of our receiving any proceeds from the exercise of the warrants increases as the market price of our common stock increases above the warrant exercise price. If all the warrants are exercised, we will receive net proceeds of approximately $1,348,242 after deducting approximately $11,133 in expenses in connection with the registration statement. Such proceeds, if any, will be used for working capital and general corporate purposes.

                                  LEGAL OPINION

         Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS

         The financial statements of 21st Century Holding Company for the year ended December 31, 2002, incorporated by reference in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

         The financial statements of 21st Century Holding Company for the years ended December 31, 2001 and 2000, incorporated by reference in this prospectus, have been audited by McLean, Paul, Chrycy, Fletcher & Co., independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION


         We have filed a registration statement on Form S-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are either included in this prospectus or incorporated by reference into this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.


         We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

         Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents are incorporated by reference into this prospectus:


         o Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended,

         o Our proxy statement for our 2003 Annual Meeting of Shareholders,

         o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003,

         o Our Current Reports on Form 8-K dated May 3, 2003 and August 4, 2003, and

         o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 28, 1998, as this description may be updated in any amendment to the Form 8-A.

         In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.


         You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:


                           21st Century Holding Company
                           4161 NW 5th Street
                           Plantation, Florida 33317
                           Attention:  James A. Epstein, General Counsel
                           Telephone:  (954) 581-9993



         Our file number under the Securities Exchange Act of 1934 is 0-2500111.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in such law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.

                                     PART II

                       INFORMATION REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant estimates that its expenses in connection with this registration statement will be as follows:

         SEC registration fee....................................... $   133.38
         Accounting fees and expenses...............................   3,000.00
         Legal fees and expenses....................................   7,500.00
         Miscellaneous..............................................     500.00
                                                                     ----------
                  Total............................................. $11,133.38
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

ITEM 16. EXHIBITS.

         4.1      Specimen of Common Stock Certificate (1)
         4.2 Revised Representative's Warrant Agreement including form of Representative's Warrant(1)
         5.1      Opinion of Broad and Cassel(2)
         23.1     Consent of Broad and Cassel (included in its opinion filed as
                  Exhibit 5.1)(2)
         23.3     Consent of McKean, Paul, Chrycy, Fletcher & Co.(3)
         23.4     Consent of De Meo, Young, McGrath(3)
         25.1     Power of Attorney(2)
         _____________

         (1) Previously filed as exhibit of the same number to the Registrant's Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.
         (2) Filed with this Registration Statement, File Number 333-105221, as originally filed.
         (3)      Filed herewith.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida on this 11th day of August, 2003.


                                      21ST CENTURY HOLDING COMPANY



                                      By: /s/ Edward J. Lawson
                                          ------------------------------------
                                          Edward J. Lawson,
                                          Chairman of the Board and President




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES                                  TITLE                                     DATE


/s/ Edward J. Lawson          Chairman of the Board and President                August 11, 2003
-------------------------     (Principal Executive Officer)
Edward J. Lawson


*                             Chief Financial Officer (Principal Financial and   August 11, 2003
-------------------------     Accounting Officer)
J. G. Jennings, III


*                             Chief Executive Officer and Director of the        August 11, 2003
-------------------------     Registrant; President of Federated National,
Richard A. Widdicombe         American Vehicle, and Assurance MGA


*                             Director                                           August 11, 2003
-------------------------
Carl Dorf

*                             Director                                           August 11, 2003
-------------------------
Charles B. Hart, Jr.

*                             Director                                           August 11, 2003
-------------------------
Bruce Simberg




SIGNATURES                                  TITLE                                     DATE

*                             Director                                           August 11, 2003
-------------------------
James DePelisi

*                             Director                                           August 11, 2003
-------------------------
Richard W. Wilcox, Jr.

*By: /s/ Edward J. Lawson
      Attorney-in-fact

 EXHIBIT INDEX

         EXHIBIT        DESCRIPTION

         23.3           Consent of McKean, Paul, Chrycy, Fletcher & Co.

         23.4           Consent of De Meo, Young, McGrath